SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Karuna Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

48576A100

(CUSIP Number)

Nathalie Auber

Sofinnova Investments, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, CA  94063

(650) 321-2400

January 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 48576A100	13D	Page 2 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners X, L.P. (“SVP X”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,772,441 shares, except that Sofinnova Management X, L.P. (“SM X LP”), the general partner of SVP X, may be deemed to have sole voting power, Sofinnova Management X-A, L.L.C. (“SM X LLC”), the general partner of SM X LP, may be deemed to have sole voting power, and Dr. James I. Healy (“Healy”) and Dr. Maha Katabi (“Katabi”), the managing members of SM X LLC, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,772,441 shares, except that SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,772,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.2%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 48576A100	13D	Page 3 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management X, L.P. (“SM X LP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,772,441 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,772,441 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,772,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.2%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 48576A100	13D	Page 4 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management X-A, L.L.C. (“SM X LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,772,441 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
1,772,441 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM X LLC, may be deemed to have shared dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,772,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.2%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 48576A100	13D	Page 5 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Maha Katabi (“Katabi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		1,772,441 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Katabi, a managing member of SM X LLC, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		1,772,441 shares, all of which are owned directly by SVP X. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Katabi, a managing member of SM X LLC, may be deemed to have shared dispositive power over these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,772,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.2%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 48576A100	13D	Page 6 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐	(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,500 shares, including 21,000 shares subject to stock options that are exercisable by Healy within 60 days of the date of this filing.
8	SHARED VOTING POWER
		1,773,124 shares, of which 1,772,441 are owned directly by SVP X and 683 are owned directly by Sofinnova Synergy Master Fund, LP (“Synergy Fund”). SM X LP, the general partner of SVP X, may be deemed to have sole voting power, SM X LLC, the general partner of SM X LP, may be deemed to have sole voting power, and Healy, a managing member of SM X LLC and a director of the Issuer, may be deemed to have shared voting power to vote the shares owned directly by SVP X. Sofinnova Synergy Fund GP, LLC (the “Synergy Fund GP”), the general partner of the Synergy Fund, may be deemed to have sole voting power, and Healy, a managing member of the Synergy Fund GP and a director of the Issuer, may be deemed to have shared voting power to vote the shares owned directly by the Synergy Fund.
	9	SOLE DISPOSITIVE POWER 53,500 shares, including 21,000 shares subject to stock options that are exercisable by Healy within 60 days of the date of this filing.
10	SHARED DISPOSITIVE POWER
		1,773,124 shares, of which 1,772,441 are owned directly by SVP X and 683 are owned directly by the Synergy Fund. SM X LP, the general partner of SVP X, may be deemed to have sole dispositive power, SM X LLC, the general partner of SM X LP, may be deemed to have sole dispositive power, and Healy, a managing member of SM X LLC and a director of the Issuer, may be deemed to have shared dispositive power over the shares owned directly by SVP X. The Synergy Fund GP, the general partner of the Synergy Fund, may be deemed to have sole dispositive power, and Healy, a managing member of the Synergy Fund GP and a director of the Issuer, may be deemed to have shared dispositive power over the shares owned directly by the Synergy Fund.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,826,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	5.3%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 48576A100	13D	Page 7 of 15

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D (“Original Schedule 13D”) that was initially filed on July 3, 2019. This Amendment No. 1 relates to the beneficial ownership of Common Stock, $0.0001 par value per share (“Common Stock”) of Karuna Therapeutics, Inc., a Delaware corporation (“Issuer”) by Sofinnova Venture Partners X, L.P., a Delaware limited partnership (“SVP X”), Sofinnova Management X, L.P., a Delaware limited partnership (“SM X LP”), Sofinnova Management X-A, L.L.C., a Delaware limited liability company (“SM X LLC”), Dr. James I. Healy (“Healy”), and Dr. Maha Katabi (“Katabi” and collectively with SVP X, SM X LP, SM X LLC, and Healy, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)       The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)       The Issuer’s principal executive offices are located at 99 High Street, 26th Floor, Boston, Massachusetts 02110.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are SVP X, SM X LP, SM X LLC, Healy, and Katabi. SM X LP, the general partner of SVP X, and SM X LLC, the general partner of SM X LP, may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned by SVP X. Dr. Michael F. Powell and Dr. Anand Mehra, each a reporting person on the Original Schedule 13D, are no longer managing members, and accordingly, are no longer reporting persons on this Amendment No. 1.

(b)       The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Investments, Inc., 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP X is to make investments in private and public companies, the principal business of SM X LP is to serve as the general partner of SVP X, and the principal business of SM X LLC is to serve as the general partner of SM X LP. Healy and Katabi are the managing members of SM X LLC. Healy is a member of the board of directors of the Issuer.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       SVP X is a Delaware limited partnership. SM X LP is a Delaware limited partnership. SM X LLC is a Delaware limited liability company. Healy is a U.S. citizen. Katabi is a Canadian citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In March 2019, SVP X purchased 792,602 shares of Series B Preferred Stock from the Issuer at a purchase price of $15.14 per share, or $12,000,000 in the aggregate. In connection with the closing of the Issuer’s initial public offering of Common Stock (the “Offering”), the Issuer’s Series B Preferred Stock converted into shares of Common Stock on a 1.2987-for-one basis.

On June 27, 2019, Healy was granted a stock option by the Issuer to purchase 32,500 shares of Common Stock at an exercise price of $16.00 per share. The option shall vest in full upon the earlier of (i) June 27, 2020, and (ii) the next annual meeting of the Issuer’s stockholders. Such option will expire on June 27, 2029. Healy exercised such option on August 5, 2022.

CUSIP NO. 48576A100	13D	Page 8 of 15

In connection with the closing of the Offering, SVP X purchased 700,000 shares of Common Stock at $16.00 per share, or $11,200,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on June 28, 2019 with the Securities and Exchange Commission (the “Prospectus”).

On November 25, 2019, SVP X purchased 156,250 shares of Common Stock at a price of $96.00 per share, or $15,000,000.00 in the aggregate.

On June 4, 2020, Healy was granted a stock option by the Issuer to purchase 12,500 shares of Common Stock at an exercise price of $97.59 per share. The option shall vest in full upon the earlier of (i) June 4, 2021, and (ii) the 2021 annual meeting of the Issuer’s stockholders. Such option will expire on June 4, 2030.

On September 4, 2020, SVP X purchased 1,670 shares of Common Stock at a weighted average price of $70.12 per share, or $117,100.40 in the aggregate, in open market purchases. These shares were acquired in multiple transactions at prices ranging from $69.66 to $70.61, inclusive. SVP X undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares acquired at each separate price within the ranges set forth in the previous sentence.

On September 4, 2020, SVP X purchased 45,317 shares of Common Stock at a weighted average price of $71.30 per share, or $3,231,102.10 in the aggregate, in open market purchases. These shares were acquired in multiple transactions at prices ranging from $70.66 to $71.50, inclusive. SVP X undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares acquired at each separate price within the ranges set forth in the previous sentence.

On September 4, 2020, SVP X purchased 6,461 shares of Common Stock at a weighted average price of $72.73 per share, or $469,908.53 in the aggregate, in open market purchases. These shares were acquired in multiple transactions at prices ranging from $72.30 to $73.27, inclusive. SVP X undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares acquired at each separate price within the ranges set forth in the previous sentence.

On September 4, 2020, SVP X purchased 8,330 shares of Common Stock at a weighted average price of $73.59 per share, or $613,004.70 in the aggregate, in open market purchases. These shares were acquired in multiple transactions at prices ranging from $73.30 to $74.00, inclusive. SVP X undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares acquired at each separate price within the ranges set forth in the previous sentence.

On September 8, 2020, SVP X purchased 504 shares of Common Stock at a price of $73.00 per share, or $36,792.00 in the aggregate.

On September 9, 2020, SVP X purchased 4,557 shares of Common Stock at a weighted average price of $73.75 per share, or $336,078.75 in the aggregate, in open market purchases. These shares were acquired in multiple transactions at prices ranging from $73.37 to $74.00, inclusive. SVP X undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares acquired at each separate price within the ranges set forth in the previous sentence.

On June 16, 2021, Healy was granted a stock option by the Issuer to purchase 8,500 shares of Common Stock at an exercise price of $128.01 per share. The option shall vest in full upon the earlier of (i) June 16, 2022, and (ii) the 2022 annual meeting of the Issuer’s stockholders. Such option will expire on June 15, 2031.

CUSIP NO. 48576A100	13D	Page 9 of 15

On June 15, 2022, Healy was granted a stock option by the Issuer to purchase 5,000 shares of Common Stock at an exercise price of $102.96 per share. The option shall vest in full upon the earlier of (i) June 15, 2023, and (ii) the 2023 annual meeting of the Issuer’s stockholders. Such option will expire on June 14, 2032.

On June 29, 2022, SVP X purchased 27,777 shares of Common Stock at a weighted average price of $121.99 per share, or $3,388,516.23 in the aggregate, in open market purchases. These shares were acquired in multiple transactions at prices ranging from $121.50 to $122.00, inclusive. SVP X undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares acquired at each separate price within the ranges set forth in the previous sentence.

On June 29, 2022, SVP X purchased 4,039 shares of Common Stock at a weighted average price of $122.95 per share, or $496,595.05 in the aggregate, in open market purchases. These shares were acquired in multiple transactions at prices ranging from $122.755 to $123.00, inclusive. SVP X undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares acquired at each separate price within the ranges set forth in the previous sentence.

On June 29, 2022, SVP X purchased 6,832 shares of Common Stock at a weighted average price of $124.73 per share, or $852,155.36 in the aggregate, in open market purchases. These shares were acquired in multiple transactions at prices ranging from $124.00 to $124.99, inclusive. SVP X undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares acquired at each separate price within the ranges set forth in the previous sentence.

On June 29, 2022, SVP X purchased 9,129 shares of Common Stock at a price of $125.00 per share, or $1,141,125.00 in the aggregate.

On June 30, 2022, SVP X purchased 48,062 shares of Common Stock at a weighted average price of $122.27 per share, or $5,876,540.74 in the aggregate, in open market purchases. These shares were acquired in multiple transactions at prices ranging from $122.145 to $122.962, inclusive. SVP X undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares acquired at each separate price within the ranges set forth in the previous sentence.

On June 30, 2022, SVP X purchased 24,161 shares of Common Stock at a weighted average price of $123.39 per share, or $2,981,225.79 in the aggregate, in open market purchases. These shares were acquired in multiple transactions at prices ranging from $123.21 to $123.50, inclusive. SVP X undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares acquired at each separate price within the ranges set forth in the previous sentence.

On January 12, 2023, SVP X made a pro rata distribution to its partners, without consideration, of 300,000 shares of Common Stock in accordance with its partnership agreement (the “SVP X Distribution”). On January 12, 2023, the closing price of the Common Stock was $204.36. In connection with the SVP X Distribution, SM X LP received 6,027 shares of Common Stock. On January 13, 2023, SM X LP disposed of 6,207 shares of Common Stock at $200.75 per share, or $1,246,055.25 in the aggregate.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. Certain purchases by SVP X were made using its working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and then paid down from the proceeds from investor capital calls.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP NO. 48576A100	13D	Page 10 of 15

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)    Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 34,362,777 shares of Common Stock outstanding as of October 31, 2022, as reported in the Issuer’s Form 10-Q filed on November 3, 2022 with the Securities and Exchange Commission (File No. 001-38958).

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of SVP X, the general partner and limited partners of SVP X may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SVP X and Healy have agreed that, without the prior written consent of Goldman Sachs & Co. LLC and Citigroup Global Markets, Inc., on behalf of the Issuer’s underwriters, they will not, subject to limited exceptions, during the period ending 180 days after the date set forth on the final Prospectus offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, whether now owned or hereinafter acquired, owned directly (including holding as a custodian) or with respect to which they have beneficial ownership within the rules and regulations of the Securities and Exchange Commission. Such Lock-Up Agreement is more fully described in the Prospectus and was filed as Annex II to Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-231863), and such description is incorporated herein by reference.

SVP X is a party to an Amended and Restated Investors’ Rights Agreement among the Issuer, SVP X and other shareholders. Subject to the terms of such Amended and Restated Investors’ Rights Agreement, SVP X can demand that the Issuer file a registration statement or request that its Common Stock be covered by a registration statement that the Issuer is otherwise filing under certain specified circumstances. Such Amended and Restated Investors’ Rights Agreement dated as of March 15, 2019 is more fully described in the Prospectus and was filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-231863), and such description is incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer. The form of such Indemnification Agreement was filed as Exhibit 10.17 to the Issuer’s Form S-1 Registration Statement (File No. 333-231863), and such description is incorporated herein by reference.

CUSIP NO. 48576A100	13D	Page 11 of 15

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement described in Item 6, filed as Annex II of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-231863) is incorporated herein by reference.
EXHIBIT D	Amended and Restated Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-231863) is incorporated herein by reference.
EXHIBIT E	Form of Indemnification Agreement described in Item 6, filed as Exhibit 10.17 to the Issuer’s Form S-1 Registration Statement (File No. 333-231863) is incorporated herein by reference.

CUSIP NO. 48576A100	13D	Page 12 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2023

SOFINNOVA VENTURE PARTNERS X, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership
Its:	General Partner

By:	SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited
Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited
Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MAHA KATABI

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 48576A100	13D	Page 13 of 15

EXHIBIT INDEX

Exhibit	Description
A	Agreement of Joint Filing
B	Power of Attorney
C	Form of Lock-Up Agreement described in Item 6, filed as Annex II of Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-231863) is incorporated herein by reference.
D	Amended and Restated Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.2 to the Issuer’s Form S-1 Registration Statement (File No. 333-231863) is incorporated herein by reference.
E	Form of Indemnification Agreement described in Item 6, filed as Exhibit 10.17 to the Issuer’s Form S-1 Registration Statement (File No. 333-231863) is incorporated herein by reference.

CUSIP NO. 48576A100	13D	Page 14 of 15

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Karuna Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: February 3, 2023

SOFINNOVA VENTURE PARTNERS X, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership
Its:	General Partner

By:	SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited
Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited
Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MAHA KATABI

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 48576A100	13D	Page 15 of 15

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Sofinnova Management X-A, L.L.C. or such other person or entity as is designated in writing by James I. Healy (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Nathalie Auber (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: February 3, 2023

SOFINNOVA VENTURE PARTNERS X, L.P., a Delaware Limited Partnership		SOFINNOVA MANAGEMENT X-A, L.L.C., a Delaware Limited Liability Company

By:	SOFINNOVA MANAGEMENT X, L.P.,	By:	/s/ James I. Healy
	a Delaware Limited Partnership		James I. Healy
	Its General Partner		Managing Member

By:	SOFINNOVA MANAGEMENT X-A, L.L.C.,	JAMES I. HEALY
a Delaware Limited Liability Company
	Its General Partner	By:	/s/ James I. Healy
James I. Healy
By:	/s/ James I. Healy
	James I. Healy	MAHA KATABI
Managing Member
		By:	/s/ Maha Katabi
SOFINNOVA MANAGEMENT X, L.P.,			Maha Katabi
a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT X-A, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ James I. Healy
James I. Healy
Managing Member